SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

BLUEKNIGHT ENERGY PARTNERS, L.P.

(Name of Issuer)

Common Units representing limited partner interests

(Title of Class of Securities)

09625U109

(CUSIP Number)

CB-Blueknight, LLC

200 Clarendon Street, Floor 54

Boston, MA 02116

Attention: Stephanie Paré Sullivan

(617) 619-5474

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 5, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 09625U109

1	Names of Reporting Persons CB-Blueknight, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO (1)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 2,488,789
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 2,488,789
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,488,789 (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 6.2% (3)
14	Type of Reporting Person (See Instructions) OO (Other)

(1)	See Item 3 for additional information.
(2)	Consists of 2,488,789 Series A Preferred Units (as defined below) which are convertible into Common Units (as defined below) on a one-for-one basis.
(3)	See Item 5 for additional information.

1	Names of Reporting Persons Charlesbank Equity Fund VII, Limited Partnership
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 2,488,789 (1)
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 2,488,789
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,488,789 (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 6.2% (3)
14	Type of Reporting Person (See Instructions) PN

(1)	CB-Blueknight, LLC (“Charlesbank”) is managed by Charlesbank Equity Fund VII, Limited Partnership (“Fund VII”). Accordingly, Fund VII may be deemed to share voting and dispositive power over the reported securities of Charlesbank; thus, Fund VII may also be deemed to be the beneficial owner of the reported securities of Charlesbank. Fund VII disclaims beneficial ownership of the reported securities of Charlesbank in excess of its pecuniary interest in the securities.
(2)	Consists of 2,488,789 Series A Preferred Units which are convertible into Common Units on a one-for-one basis.
(3)	See Item 5 for additional information.

1	Names of Reporting Persons Charlesbank Equity Fund VII GP, Limited Partnership
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 2,488,789 (1)
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 2,488,789
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,488,789 (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 6.2% (3)
14	Type of Reporting Person (See Instructions) PN

(1)	Charlesbank is managed by Fund VII. Charlesbank Equity Fund VII GP, Limited Partnership (“Fund VII GP”) is the general partner of Fund VII. Accordingly, Fund VII GP may be deemed to share voting and dispositive power over the reported securities of Charlesbank; thus, Fund VII GP may also be deemed to be the beneficial owner of the reported securities of Charlesbank. Fund VII GP disclaims beneficial ownership of the reported securities of Charlesbank in excess of its pecuniary interest in the securities.
(2)	Consists of 2,488,789 Series A Preferred Units which are convertible into Common Units on a one-for-one basis.
(3)	See Item 5 for additional information.

1	Names of Reporting Persons Charlesbank Capital Partners, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 2,488,789 (1)
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 2,488,789
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,488,789 (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 6.2% (3)
14	Type of Reporting Person (See Instructions) OO

(1)	Charlesbank is managed by Fund VII. Charlesbank Capital Partners, LLC (“Charlesbank Capital”) is the general partner of Fund VII GP, which is the general partner of Fund VII. Accordingly, Charlesbank Capital may be deemed to share voting and dispositive power over the reported securities of Charlesbank; thus, Charlesbank Capital may also be deemed to be the beneficial owner of the reported securities of Charlesbank. Charlesbank Capital disclaims beneficial ownership of the reported securities of Charlesbank in excess of its pecuniary interest in the securities.
(2)	Consists of 2,488,789 Series A Preferred Units which are convertible into Common Units on a one-for-one basis.
(3)	See Item 5 for additional information.

Explanatory Note.

This Amendment No. 1 (this “Amendment”) to Schedule 13D amends and supplements the Schedule 13D (the “Original 13D”) originally filed by CB-Blueknight, LLC (“Charlesbank”), Charlesbank Equity Fund VII, Limited Partnership (“Fund VII”), Charlesbank Equity Fund VII GP, Limited Partnership (“Fund VII GP”), and Charlesbank Capital Partners, LLC (“Charlesbank Capital”) (collectively, the “Reporting Persons”) on September 27, 2016, relating to common units representing limited partner interests (“Common Units”) in Blueknight Energy Partners, L.P., a Delaware limited partnership (the “Issuer”). The Reporting Persons hold Series A preferred units representing limited partner interests (“Series A Preferred Units”) in the Issuer. The Series A Preferred Units are convertible into Common Units on a one-for-one basis at the holder’s option, as set forth in the Fourth Amended and Restated Agreement of Limited Partnership of the Issuer, dated September 14, 2011 (the “Partnership Agreement”). Except as amended or supplemented by this Amendment, the Original 13D is unchanged.

Item 3. Source and Amount of Funds or Other Consideration

This Item 3 shall be deemed to amend and supplement Item 3 of the Original 13D.

On October 5, 2016, the transactions (collectively, the “Transactions”) contemplated by each of the following agreements closed: (i) the Membership Interest Purchase Agreement (the “MIPA”) dated July 19, 2016 among Blueknight Energy Holding, Inc., a Delaware corporation (“BEHI”), Charlesbank, Ergon Asphalt Holdings, LLC (“EAH”), a wholly owned subsidiary of Ergon, Inc. (“Ergon”), and the other parties thereto; (ii) the Preferred Unit Repurchase Agreement (the “Repurchase Agreement”) dated July 19, 2016 among BEHI, Charlesbank and the Issuer; and (iii) the Contribution Agreement (the “Contribution Agreement”) dated July 19, 2016 among the Issuer, Blueknight Terminal Holding, L.L.C., and three indirect wholly owned subsidiaries of Ergon.

Pursuant to the MIPA, EAH purchased 100% of the membership interests in Blueknight GP Holding, LLC (“GP Holding”), which owns 100% of the outstanding equity interests in Blueknight Energy Partners G.P., L.L.C. (the “General Partner”), from BEHI and Charlesbank in exchange for aggregate cash consideration of $126.9 million. Pursuant to the Repurchase Agreement, the Issuer purchased 6,667,695 Series A Preferred Units from each of BEHI and Charlesbank in a private placement for an aggregate purchase price of approximately $95.3 million, after which BEHI and Charlesbank each retained 2,488,789 Series A Preferred Units. Pursuant to the Contribution Agreement, Ergon (i) contributed to the Issuer nine asphalt terminals it currently owns plus $22.1 million in cash in return for total consideration of approximately $130.9 million, which consists of the issuance of 18,312,968 of Series A Preferred Units to Ergon in a private placement, and (ii) acquired from the Issuer an aggregate of $5.0 million of Common Units for cash in a private placement.

Pursuant to the Purchase, Sale and Co-Investment Agreement (the “Co-Investment Agreement”) dated October 21, 2010 between BEHI and Charlesbank and the Second Amended and Restated Limited Liability Company Agreement of GP Holding dated November 5, 2012 (the “GP Holding LLC Agreement”), BEHI and Charlesbank had agreed to act together in certain circumstances in connection with the voting or the disposition of their securities of the Issuer. The Co-Investment Agreement was terminated on October 5, 2016 by BEHI and Charlesbank. The parties’ agreement to act together under the GP Holding LLC Agreement also terminated on October 5, 2016, the date on which both parties ceased to be a member of GP Holding. As a result, BEHI and Charlesbank will no longer deemed to be members of a group for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), or be deemed to beneficially own the securities beneficially owned by the other party.

The descriptions of the Co-Investment Agreement, MIPA, Repurchase Agreement, Contribution Agreement, and GP Holding LLC Agreement set forth in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which have been filed as Exhibit D, Exhibit F, Exhibit G, Exhibit H and Exhibit I, respectively, to the Original 13D and are incorporated herein by reference.

Item 4. Purpose of Transaction.

This Item 4 shall be deemed to amend and supplement Item 4 of the Original 13D.

The information set forth in or incorporated by reference in Item 3, Item 5 and Item 6 of this Amendment is incorporated by reference in its entirety into this Item 4.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a)	The information with respect to (i) the disposition of Series A Preferred Units set forth in Item 3 of this Amendment, (ii) Ergon’s acquisition of Series A Preferred Units and Common Units set forth in Item 3 of this Amendment and (iii) the registration rights request set forth in Item 6 of this Amendment are each hereby incorporated herein.

(b)	The information with respect to the Transactions set forth in Item 3 of this Amendment is hereby incorporated herein.

(d)	Pursuant to the MIPA, the officers, directors and managers of GP Holding and the directors of the General Partner appointed by BEHI or Charlesbank resigned upon the closing of the Transactions on October 5, 2016.

(f)	The information with respect to the Transactions set forth in Item 3 of this Amendment is hereby incorporated herein.

Item 5. Interest in Securities of the Issuer.

This Item 5 shall be deemed to amend and supplement Item 5 of the Original 13D.

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment and the information set forth or incorporated by reference in Items 3, 4 and 6 are hereby incorporated by reference.

(a) - (b) The aggregate number and percentage of Common Units beneficially owned by the Reporting Persons (on the basis of (A) a total of 35,125,202 Series A Preferred Units based on (i) a total of 30,147,624 Series A Preferred Units issued and outstanding as of July 28, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 (the “2016 Q2 Form 10-Q”) and (ii) the issuance of 18,312,968 Series A Preferred Units by the Issuer on October 5, 2016 to Ergon pursuant to the Contribution Agreement and the repurchase of 13,335,390 Series A Preferred Units by the Issuer on October 5, 2016 pursuant to the Repurchase Agreement and (B) a total of 40,386,122 Common Units based on (i) 37,049,876 Common Units issued and outstanding as of July 28, 2016, as reported in the 2016 Q2 Form 10-Q and (ii) the issuance of 847,457 Common Units by the Issuer on October 5, 2016 to Ergon pursuant to the Contribution Agreement) are as follows:

(i) Charlesbank is the sole record owner of, and has the sole power to vote and dispose of 2,488,789 (7.1%) Series A Preferred Units (on an as-converted basis, 2,488,789 (6.2%) Common Units).

(ii) None of Fund VII, Fund VII GP or Charlesbank Capital directly own any Series A Preferred Units or Common Units. Charlesbank is managed by Fund VII. Fund VII GP is the general partner of Fund VII and Charlesbank Capital is the general partner of Fund VII GP. Accordingly, each of Fund VII, Fund VII GP and Charlesbank Capital may be deemed to beneficially own, and possess shared voting and dispositive powers with respect to, those shares beneficially owned by Charlesbank, representing 2,488,789 (7.1%) Series A Preferred Units (on an as-converted basis, 2,488,789 (6.2%) Common Units).

The Reporting Persons disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein, and this report shall not be deemed an admission that the reporting persons are the beneficial owner of the reported securities for purposes of Section 13(d) or 13(g) of the Act, or for any other purpose.

(c) There have been no reportable transactions with respect to the Common Units within the last 60 days by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

This Item 6 shall be deemed to amend and supplement Item 6 of the Original 13D.

The information set forth or incorporated in Item 3 is hereby incorporated herein by reference.

Pursuant to Charlesbank’s registration rights under the Partnership Agreement, BEHI and Charlesbank have requested that the Issuer prepare and file with the Securities and Exchange Commission, and cause to become effective and remain effective for a period of not less than six months following the effective date, a “shelf” registration statement covering the Series A Preferred Units (and the Common Units that may be issued upon conversion of such Series A Preferred Units) held by each of BEHI and Charlesbank.

To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

The description of the Partnership Agreement set forth in this Item 6 does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which has been filed as Exhibit J to the Original 13D, and is incorporated herein by reference.

Item 7. Material to be filed as Exhibits.

Exhibit A	Joint Filing Agreement among the Reporting Persons, dated as of September 27, 2016 (filed as Exhibit A to the Original 13D, and incorporated herein by reference).

Exhibit B	Global Transaction Agreement, dated as of October 25, 2010, by and among Blueknight Energy Partners G.P., L.L.C., Blueknight Energy Partners, L.P. and the purchasers set forth in Schedule I thereto (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed October 25, 2010, and incorporated herein by reference).

Exhibit C	Registration Rights Agreement, dated as of October 25, 2010, by and among Blueknight Energy Partners, L.P., Blueknight Energy Holding, Inc. and CB-Blueknight, LLC (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed October 25, 2010, and incorporated herein by reference).

Exhibit D	Purchase, Sale and Co-Investment Agreement, dated as of October 21, 2010, by and between Blueknight Energy Holding, Inc. and CB-Blueknight, LLC (filed as Exhibit D to the Original 13D, and incorporated herein by reference).

Exhibit E	First Amendment to Global Transaction Agreement, dated as of May 12, 2011, by and among Blueknight Energy Partners, L.P., Blueknight Energy Partners G.P., L.L.C., Blueknight Energy Holding, Inc. and CB-Blueknight, LLC (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed May 13, 2011 and incorporated herein by reference).

Exhibit F	Membership Interest Purchase Agreement, dated as of July 19, 2016, by and among CB-Blueknight, LLC, Blueknight Energy Holding, Inc., Ergon Asphalt Holdings, LLC and the other parties thereto (filed as Exhibit F to the Original 13D, and incorporated herein by reference).

Exhibit G	Preferred Unit Repurchase Agreement dated as of July 19, 2016 among Blueknight Energy Partners, L.P., CB-Blueknight, LLC and Blueknight Energy Holding, Inc. (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed July 20, 2016, and incorporated herein by reference).

Exhibit H	Contribution Agreement dated as of July 19, 2016 among Blueknight Energy Partners, L.P., Blueknight Terminal Holding, L.L.C., Ergon Asphalt & Emulsions, Inc., Ergon Terminaling, Inc. and Ergon Asphalt Holdings, LLC (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed July 20, 2016, and incorporated herein by reference).

Exhibit I	Second Amended and Restated Limited Liability Company Agreement of Blueknight GP Holding, LLC dated as of November 5, 2012 (filed as Exhibit I to the Original 13D, and incorporated herein by reference).

Exhibit J	Fourth Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of September 14, 2011 (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K, filed September 14, 2011, and incorporated herein by reference).

Exhibit K	Form of Lock-up Agreement (Exhibit C to the Underwriting Agreement dated July 20, 2016 among Blueknight Energy Partners, L.P., Blueknight Energy Partners G.P., L.L.C., BKEP Operating, L.L.C. and Wells Fargo Securities, LLC, filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K, filed July 21, 2016, and incorporated herein by reference).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2016

CB-BLUEKNIGHT, LLC

/s/ Jon M. Biotti
Name:	Jon M. Biotti
Title:	Managing Director

CHARLESBANK EQUITY FUND VII, LIMITED PARTNERSHIP By: Charlesbank Equity Fund VII GP, Limited Partnership, its general partner By: Charlesbank Capital Partners, LLC, its general partner

/s/ Jon M. Biotti
Name:	Jon M Biotti
Title:	Managing Director

CHARLESBANK EQUITY FUND VII GP, LIMITED PARTNERSHIP

By: Charlesbank Capital Partners, LLC, its general partner

/s/ Jon M. Biotti
Name:	Jon M. Biotti
Title:	Managing Director

CHARLESBANK CAPITAL PARTNERS, LLC

/s/ Jon M. Biotti
Name:	Jon M Biotti
Title:	Managing Director